UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURUSANT TO § 240.13d-2

    (Amendment No. 1)*

IRADIMED CORPORATION

 (Name of Issuer)

Common Stock

 (Title of Class of Securities)

46266A109

 (CUSIP Number)

December 18, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

This Amendment No. 1 to Schedule 13G is being filed by Roger Susi, the President and Chief Executive Officer of the Issuer, in his individual capacity and as Trustee of the Roger E Susi Revocable Trust. The Schedule 13G filed on February 17, 2015 (the “Schedule 13G”), is hereby amended and supplemented as set forth in this Amendment No. 1.
Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13G. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meaning herein as are ascribed to such terms in the Schedule 13G.
As previously reported by Iradimed Corporation (the “Issuer” or the “Company”), on December 23, 2015, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Roger Susi as the Trustee of the Roger E Susi Revocable Trust ( the “Selling Stockholder”) and Roth Capital Partners, LLC ( the “Underwriter”) relating to a public secondary offering by the Selling Stockholder (the “Secondary Offering”) of an aggregate of 1,200,000 shares, including the full exercise of the overallotment option by the Underwriter, (the “Shares”) of common stock of the Company, par value $0.0001 per share (the “Common Stock”) at $24.25 per share (the “Offering Price”).
On December 23, 2015 the Issuer closed the Secondary Offering. As a participant in the Secondary Offering, Roger Susi sold the Shares through the Roger E. Susi Revocable Trust. As a result of the sale of Shares in the Secondary Offering, the percentage of shares beneficially owned by Roger Susi has decreased by more than 1% since the filing of the Schedule 13G. In addition, in connection with the Secondary Offering, on December 17, 2015, Roger Susi entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with the Underwriter, the form of which is attached as an exhibit to the Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 23, 2015. Under the Lock-Up Agreement, Roger Susi may not, directly or indirectly, sell, offer to sell, contract to sell, or grant any option for the sale (including short sales), grant any security interest in, pledge, hypothecate, hedge, establish an open “put equivalent position” (within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended), or otherwise dispose of, or enter into any transaction which is designed to or could be expected to result in the disposition of any shares of the Common Stock or securities convertible into or exchangeable for shares of Common Stock, or publicly announce any intention to do any of the foregoing, without the prior written consent of the representative of the Underwriter, for a period of 90 days from December 17, 2015. These restrictions on future dispositions by Roger Susi are subject to exceptions for transfers (i) as a bona fide gift or gifts to immediate family members who agree to be bound by these restrictions, (ii) by will or the laws of descent and distribution or to one or more trusts for bona fide estate planning purposes, or (iii) to the Issuer or as may be required under any of the Issuer’s benefit plans. The Lock-Up Agreement does not restrict the ability of Roger Susi to purchase shares of Common Stock on the open market or under an employee stock purchase plan of the Issuer or exercise any options or other convertible securities granted under any benefit plan of the Issuer. The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-Up Agreement, a copy of which is attached hereto as Exhibit A and is incorporated herein by reference. The Secondary Offering, and the entry into the Lock-Up Agreement have necessitated the filing of this Amendment No. 1
Roger Susi holds indirectly 5,800,000 shares of Common Stock of the Issuer, or 52.0% of the class of securities.
The calculation of percentage ownership is based on 11,158,125 shares outstanding as of December 11, 2015, as reported on the Prospectus Supplement filed on December 18, 2015.
Except for the Lock-Up Agreement, no other contracts, arrangements, understandings, or relationships (legal or otherwise) exist between Roger Susi and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

CUSIP No. 46266A109

1.	Names of Reporting Persons Roger E. Susi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,075,000 (1)

	6.	Shared Voting Power 4,725,000 (2)

	7.	Sole Dispositive Power 1,075,000 (1)

	8.	Shared Dispositive Power 4,725,000 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,800,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 52.0% (3)

12.	Type of Reporting Person (See Instructions) IN
(1)	Consists of 1,075,000 shares held by the Roger E. Susi Revocable Trust, of which Roger Susi is the settlor and trustee.
(2)
Consists of 2,362,500 shares held by the Matthew Susi 2008 Dynasty Trust and 2,362,500 shares held by the Phillip Susi 2008 Dynasty Trust.  Roger Susi is the settlor for each of the trusts, which are irrevocable, but for which Roger Susi holds rights as the settlor to substitute the assets of the trust in certain circumstances.  J. Richard Susi, the brother of Roger Susi, is the trustee for each of the trusts.

(3)	Based upon 11,158,125 shares outstanding as of December 11, 2015, as reported on the Prospectus Supplement filed on December 18, 2015.

CUSIP No. 46266A109

1.	Names of Reporting Persons Roger E. Susi Revocable Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,075,000

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 1,075,000

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,075,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.6% (1)

12.	Type of Reporting Person (See Instructions) OO
(1)	Based upon 11,158,125 shares outstanding as of December 11, 2015, as reported on the Prospectus Supplement filed on December 18, 2015.

CUSIP No. 46266A109

1.	Names of Reporting Persons Matthew Susi 2008 Dynasty Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,362,500

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 2,362,500

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,362,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 21.2% (1)

12.	Type of Reporting Person (See Instructions) OO
(1)	Based upon 11,158,125 shares outstanding as of December 11, 2015, as reported on the Prospectus Supplement filed on December 18, 2015.

CUSIP No. 46266A109

1.	Names of Reporting Persons Phillip Susi 2008 Dynasty Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,362,500

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 2,362,500

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,362,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 21.2% (1)

12.	Type of Reporting Person (See Instructions) OO
(1)	Based upon 11,158,125 shares outstanding as of December 11, 2015, as reported on the Prospectus Supplement filed on December 18, 2015.

CUSIP No. 46266A109

Item 1.
	(a)	Name of Issuer Iradimed Corporation
	(b)	Address of Issuer’s Principal Executive Offices 1025 Willa Springs Dr. Winter Springs, Florida 32708

Item 2.
	(a)	Name of Person Filing (i) Roger E. Susi (ii) Roger E. Susi Revocable Trust (iii) Matthew Susi 2008 Dynasty Trust (iv) Phillip Susi 2008 Dynasty Trust
	(b)	Address of Principal Business Office or, if none, Residence (i), (ii), (iii), (iv): 1025 Willa Springs Dr. Winter Springs, Florida 32708
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock, par value $0.0001 per share
	(e)	CUSIP Number 46266A109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
The information in items 1 through 11 on the cover pages (pages 2 through 5) on Schedule 13G is hereby incorporated by reference.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certifications
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2015

/s/ Roger Susi_________________________
Roger Susi

ROGER E. SUSI REVOCABLE TRUST

/s/ Roger Susi_________________________
Roger Susi, Trustee

MATTHEW SUSI 2008 DYNASTY TRUST

/s/ J. Richard Susi________________________
J. Richard Susi, Trustee

PHILLIP SUSI 2008 DYNASTY TRUST

/s/ J. Richard Susi________________________
J. Richard Susi, Trustee

Agreement of Joint Filing

Joint Filing Agreement attached hereto as Exhibit A.

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Iradimed Corporation shall be filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Dated: December 28, 2015

/s/ Roger Susi_________________________
Roger Susi

ROGER E. SUSI REVOCABLE TRUST

/s/ Roger Susi_________________________
Roger Susi, Trustee

MATTHEW SUSI 2008 DYNASTY TRUST

/s/ J. Richard Susi_________________________
J. Richard Susi, Trustee

PHILLIP SUSI 2008 DYNASTY TRUST

/s/ J. Richard Susi_________________________
J. Richard Susi, Trustee